EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street ir@avino.com Vancouver, BC V6C 3P1 www.avino.com

February 28, 2012	NYSE - AMEX: ASM TSX-V: ASM Berlin & FSE: GV6

NEW 20 YEAR ROYALTY AGREEMENT COMPLETED
TO REOPEN AVINO MAIN MINE

Avino Silver & Gold Mines Ltd. (“Avino” or “The Company”) is pleased to announce that its wholly-owned Mexican subsidiary has entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”.

Avino’s CEO David Wolfin states: “I am very pleased to say that with this key agreement in place we can now proceed with our plan to become a significant silver producer.  This new long-term agreement marks a significant milestone for the company; Avino can now proceed with its major expansion plans.  We have commenced work on an application that will allow us to de-water the existing Avino mine workings.  To accommodate the new ore, we are implementing a plan to make the necessary minor modifications to our existing mill in order to bring the plant back to its full capacity of 1250tpd.  Drilling has commenced to define mineralized zones (four thousand metres through 10 holes are planned for 2012.)  A new 43-101 resource estimate will be forthcoming once the infill drilling program is complete.”

Terms of the Agreement

Pursuant to the Agreement, the Company will have the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years.  In consideration of the grant of these rights, the Company must pay to Minerales the sum of US$250,000, by the issuance of 135,189 common shares of the Company.  The Company will have a period of 24 months (the “Development Period”) for the development of mining facilities.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (the “NSR Royalty”), at the commencement of commercial production from the property.  In addition, after the Development Period, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales in any event a minimum royalty equal to the applicable NSR Royalty based on processing at a minimum monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of US$8 million within 15 days of the Company’s notice of election to acquire the property.  The purchase would be completed under a separate purchase agreement for the legal transfer of the property.

Avino Mine History

Avino operated its main mine located 80 KM NE of Durango, Mexico from 1974 to 2001 producing approximately 5 million tons, containing 16 million ounces silver, 96,000 ounces gold and 24 million pounds of copper.  The mine was closed in November 2001 due to low metal prices (Silver US$4.37/oz, Gold US$283/oz, Copper US$0.65/lb) and the closure of a key smelter.

Production from 1976 to 1992 was from the Tolosa open pit.  Subsequent production was mostly from a 4x4 meter ramp access underground operation using sub-level stoping with a sub-vertical increment restricted from 11 to 15m to counter mine dilution arising from an occasional, semi-incompetent hanging-wall.  From 1997 – 2001, the mine operated six days per week, three shifts per day, averaging 1000 tons per day and achieved up to 1300 tpd.

Remaining resources at the time of the closure in 2001, mostly below level 11 (as calculated by mine staff, historic, non NI43-101 compliant) were 1,681,253 tons at 100 g/t silver, 0.92 g/t gold and 0.63% copper.  Drilling in the area between 2007 and 2008 will have added to this total which will be made public in an upcoming NI-43-101 resource calculation later this year.

Mineral rights on the concessions, Unification La Platosa, totaling an area of 98.83 hectares which cover 1300 metres along the main Avino deposit were held under an option agreement with a private company (Minerales de Avino SA de SV “Minerales”).  That agreement required Avino to pay a 3.5% royalty to Minerales, which expired on October 31, 2010.  This new agreement replaces the original expired deal.

For more information on Avino Silver & Gold Mines Ltd. Please go to our website www.avino.com  or follow us on Facebook or Twitter. We are also taking phone calls to communicate with our existing and future shareholders.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.